UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42308

Click Holdings Limited

Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change in Fiscal Year End

On December 16, 2024, Click Holdings Limited (“Click Holdings” or “we” or “our” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), announced a change in fiscal year end.

The first and second quarters are typically peak seasons for our professional solution services because many of our corporate customers have their fiscal year ending on December 31 and March 31. Keeping this in mind, our Company has decided to change its fiscal year end from December 31 to June 30. This will enable us to allocate sufficient resources to our professional solution services during the peak seasons of the first and second quarters, while allowing us to concentrate on audit work and strategic planning post-peak seasons.

On November 22, 2024, our board of directors approved the fiscal year change. Our Company will file a transition report on Form 20-F to cover the transition period from January 1, 2024 to June 30, 2024 in due course as required under applicable rules and regulations.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: December 16, 2024

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